Accenture plc

VIA EDGAR

January 21, 2010

Mr. Stephen Krikorian

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated December 29, 2009 concerning
Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed October 19, 2009
File No. 001-34448

Accenture SCA
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed October 19, 2009
File No. 000-49713

Dear Mr. Krikorian:

Accenture plc (the “Company”) and Accenture SCA submit the following responses to your letter dated December 29, 2009 regarding the Securities and Exchange Commission Staff’s review of the Company’s Form 10-K for the fiscal year ended August 31, 2009 and Accenture SCA’s Form 10-K for the fiscal year ended August 31, 2009, each filed on October 19, 2009 (the “Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Accenture plc Form 10-K for Fiscal Year Ended August 31, 2009

Cover Page

1.	We note that the file number listed on the cover page does not match your file number on EDGAR. Please advise.

* * * * *

The file number for Accenture Ltd rather than Accenture plc (the successor issuer to Accenture Ltd) was inadvertently included on the cover page. We will correct this and include the file number for Accenture plc (001-34448) in future filings.

Item 1. Business, page 1

Organizational Structure page 15

2.	Future filings should include a detailed explanation of the business and economic purposes for your corporate structure, the division of the economic rights and governance powers among the various equity classes, and the structure’s effect on investors. This disclosure should address, without limitation, the following items. Explain the economic rights of Accenture plc that are conferred by its ownership of Accenture SCA Class II and Class III shares. Disclose the percentage participatory interest held by the different classes of Accenture SCA shares and describe the effect on the percentage participation of Accenture SCA shareholders if the exchangeable shares of Accenture Holdings Canada are exchanged; if such exchange would not have a material impact on the equity ownership positions, so state. Explain the economic purpose of the relationship between the classes of equity of Accenture plc and Accenture SCA, including, but not limited to, why a redemption of the Accenture SCA Class II and Class III shares is required if Accenture plc declares a dividend. Describe the business purpose for the Accenture plc Class X shares.

* * * * *

In response to the Staff’s comment, we will include additional disclosure on these topics in the Business section of future filings.

Item 11. Executive Compensation, page 66 (Incorporated by Reference From Proxy Statement Filed December 21, 2009)

Compensation of Executive Officers and Directors, page 42

Compensation Discussion and Analysis, page 42

3.	In future filings, throughout your compensation discussion and analysis, and as to each compensation element, you should provide a clear discussion of how you arrived at and why you paid each particular level and form of compensation to each named executive officer. Provide more analysis of how the application of the corporate financial goals, the level of achievement of individual performance objectives, and benchmarking resulted in the actual payout amounts and forms of compensation awarded. This should include, without limitation, an explanation of the impact that your determination of a corporate performance rating of “high meets” had on compensation for your named executive officers, and a discussion of how each named executive officer performed against their individual objectives and the resulting impact on their compensation.

* * * * *

The Compensation Committee determines compensation of the named executive officers as overall packages and, other than with respect to base salary, does not separately analyze individual compensation elements

As described in our Compensation Discussion and Analysis (“CD&A”) included in the Company’s Definitive Proxy Statement on Schedule 14A, filed on December 21, 2009 (the “Proxy Statement”), the Compensation Committee reviews, discusses and approves for each of the named executive officers his or her overall compensation as a package. The Compensation Committee does not specifically focus in any material way on any of the individual compensation elements, other than base salary, which, as discussed on page 45 and page 46 of the Proxy Statement, is not based on performance but is instead reflective of the individual’s job scope. As the CD&A indicates, there is no formulaic nexus between performance and actual payout amounts or forms of compensation awarded; rather, the overall compensation packages are the result of the evaluation and judgment of the members of the Compensation Committee and, in the case of the overall compensation package of each of our named executive officers other than our chief executive officer, of our chief executive officer, Mr. Green, in consultation with the Compensation Committee.

The CD&A appropriately describes the determination of the overall compensation packages and analyzes the relationship of performance to total compensation

The Company believes its discussion of its compensation approach in the CD&A is thorough, and complies with the requirements of Item 402(b). With regard to the named executive officers other than Mr. Green, as discussed on page 45, Mr. Green submitted a recommendation to the Compensation Committee “for the overall compensation for each of these officers” [emphasis added]. Although as part of this recommendation, Mr. Green included a recommendation for a “total cash bonus” and “total equity” to be awarded to each of the named executive officers (as noted on page 46 and page 47, respectively), the Compensation Committee determined the compensation package of each named executive officer, focusing primarily on Mr. Green’s overall recommendation. Similarly, following the Compensation Committee’s assessment of Mr. Green’s and the Company’s general performance, both of which are discussed in the CD&A, and the input of the Committee’s compensation consultant, Watson Wyatt, the Compensation Committee determined Mr. Green’s compensation package as summarized on page 47.

As discussed in the CD&A, in considering the overall compensation package for each named executive officer, the Compensation Committee first evaluates the Company’s overall performance and determines whether the Company exceeded, met or partially met the objectives as a whole for the year. As noted on page 44, the Compensation Committee, in consultation with Mr. Green, determined that the Company’s performance rating for the year was “high meets.” The Compensation Committee’s determination was based on many objectives, no one of which was material, including the Company’s performance discussed on pages 42 and 43 and the achievements discussed on pages 50 and 51.

In Accenture’s process, this “high meets” rating was intended, as noted on page 45, to reflect the collective performance and responsibility of the executive leadership team. The compensation packages recommended by Mr. Green for each other individual named executive officer were then based, as discussed on page 45, on additional considerations. These included (1) each officer’s individual contribution and demonstrated leadership and (2) internal comparisons across the executive leadership team. The compensation package for Mr. Green was based on the additional findings of the Compensation Committee and the Nominating & Governance Committee, outlined on page 44, that Mr. Green demonstrated a crucial leadership role in a challenging economic environment.

Finally, the Compensation Committee considered the results of Watson Wyatt’s market study and pay-for-performance report, as discussed on pages 43 and 50, which indicated that total direct compensation for the named executive officers for the three-year period from 2007-2009 would be at the 56th percentile of the peer group, compared to Company performance against the peer group at the 69th percentile level during that period.

After considering all of these factors, the Compensation Committee finalized fiscal 2009 total direct compensation for the named executive officers. As noted on page 43, declines in total cash compensation of 20% for the chief executive officer and 11% for the other named executive officers, taken as a whole, reflect that individual executives and the Company performed well in light of the challenging environment in which the Company was operating, but that the Company did not achieve all of its original financial goals. For the same reasons, the total grant date value of performance-related equity to be awarded to the chief executive officer will be equal to the value of awards made a year earlier and for the other named executive officers, taken as a whole, will decline 10% compared to the prior year.

The Company will, in future filings, further clarify its process

In future filings, we will further clarify our compensation process.

Performance Metrics Used in Evaluations, page 50

4.	We note that you have not disclosed your annual fiscal-year performance targets. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. If you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

* * * * *

No single annual objective was material to either an evaluation of the performance of, or the determination of the compensation of, any named executive officer

As discussed on pages 50 and 51 of the Proxy Statement and in the Company’s response to a similar Staff comment in its February 1, 2008 letter to the Company, although the Compensation Committee determines compensation for the named executive officers, in part, by considering an evaluation of their performance against more than 30 annual “objectives” on a collective basis, no single objective is material on its own to the Compensation Committee’s evaluation or its ultimate determination of compensation.

These objectives comprise both financial and non-financial considerations. These objectives are reviewed and approved by the Compensation Committee and some or all of them serve as one of the components against which the Committee considers performance for the relevant year.

The extensive list of considerations applicable to each named executive officer is not a “checklist,” but is more accurately characterized as a list of general considerations for Mr. Green and the Committee to review in evaluating performance of the named executive officers. As the Company states on page 45, no formula or pre-determined weighting is used, and no one objective was individually material to the Compensation Committee’s evaluation.

The Commission’s rules relating to CD&A require disclosure of only the “material” elements and policies underlying a company’s compensation program. The preamble to Item 402(b) of Regulation S-K states “[t]he discussion shall explain all material elements of the registrant’s compensation of the named executive officers” [emphasis added]. Similarly, Instructions 1 and 3 to Item 402(b) of Regulation S-K both provide that the CD&A should focus on the material information and principles necessary to an understanding of a company’s compensation policies and decisions regarding the compensation paid to the named executive officers.

Because the Company does not view any single performance consideration as material, the Company does not believe it is required or meaningful to disclose a list of more than 30 performance objectives for the named executive officers. In the CD&A, the Company provided its investors a thorough discussion of the types and categories of performance objectives that were considered.

The Company is not relying on a competitive harm analysis to exclude any performance target

Because no specific performance target was material to the Compensation Committee’s compensation decisions, the Company is not relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets.

Notes to Consolidated Financial Statements, page F-9

Note 12. Share-Based Compensation, page F-33

5.	Please tell us why you no longer disclose the significant assumptions used to estimate the fair value of your share based compensation awards. In this regard, we note that you previously provided this information in your fiscal 2008 Form 10-K. We refer you to the disclosures required by paragraph A240(e)(2) of SFAS 123(R). As part of your response, tell us how you considered including share-based compensation as a critical accounting policy in your MD&A. Please note that this comment also applies to Note 11 in Accenture SCA’s annual report on Form 10-K.

* * * * *

Annually, in preparing our Form 10-K, as we draft the notes to the financial statements, we assess if disclosures continue to be material and/or necessary to provide adequate and meaningful information to investors. The Company removed disclosure of the assumptions used to determine the grant date fair value of stock options in our fiscal 2009 Form 10-K, as the related expense for all years presented was immaterial. The Company last granted significant stock options in early fiscal 2005 and these options fully vested in fiscal 2007. To provide context, we disclosed on page F-34 that total unrecognized stock option compensation expense related to non-vested awards as of August 31, 2009 was less than $2 million.

In responding to your comment, we did note that we had removed language surrounding grant date valuation of restricted share units. In future filings, to clarify that the Company’s restricted share units expense is based on grant date fair value and to recognize the uncertainty involved in estimating share-based compensation expense related to potential forfeitures, we will add back the below disclosure to the footnotes:

“Share-based compensation expense is recognized over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.”

We have not included share-based compensation as a critical accounting policy in MD&A, as we do not believe the subjectivity and judgment necessary to account for share based compensation could have a material impact on the financial condition or operating performance of the Company.

Exhibits 31.1 and 31.2

6.	We note that you have modified the language in paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. Please confirm that you will conform your disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to the certifications filed with Accenture SCA’s annual report on Form 10-K, and the quarterly reports on Form 10-Q for the quarter ended November 30, 2009 filed by both Accenture plc and Accenture SCA.

* * * * *

We confirm that we will conform the disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Accenture SCA Form 10-K for Fiscal Year Ended August 31, 2009, Part III, page 55

7.

We note that you have incorporated Part III by reference from Accenture plc’s proxy statement and annual report on Form 10-K, and that you have not filed the pertinent pages from these documents as exhibits. Please tell us how you considered Instruction G(3) to Form 10-K and Exchange Act Rule 12b-23(a)(3). We also note that the cover page of your annual report on Form 10-K does not indicate that you are incorporating by reference from Accenture plc’s annual report on Form 10-K.

* * * * *

As discussed on page 55 of Accenture SCA’s Form 10-K for fiscal year ended August 31, 2009 (the “SCA 2009 10-K”), Accenture SCA has no board of directors or officers and Accenture plc is vested with management of Accenture SCA and controls its management and operations. (As of the time of the filing of the SCA 2009 10-K, Accenture plc was the sole owner of Accenture Ltd, the general partner of Accenture SCA. Subsequently, as of November 16, 2009, Accenture plc, the successor issuer to Accenture Ltd, became the general partner of Accenture SCA.) Accordingly and as previously discussed with the Staff, we provide Part III information relating to directors and officers of Accenture SCA’s general partner in the SCA 2009 10-K through incorporation by reference to the definitive proxy statement relating to the annual general meeting of Accenture plc (previously Accenture Ltd), filed within 120 days of Accenture SCA’s fiscal year end consistent with Instruction G(3) to Form 10-K as previously discussed with the Staff. As required, this incorporation by reference has been listed on the cover page of the SCA 2009 10-K. Pursuant to Exchange Act Rule 12b-23(a)(3), a proxy or information statement incorporated by reference in response to Part III of Form 10–K need not be filed as an exhibit.

We confirm that in future filings we will either (1) indicate on the cover page that we are incorporating by reference certain information from Accenture plc’s annual report on Form 10-K and file by specifically incorporating by reference the pertinent sections of Accenture plc’s annual report on Form 10-K as exhibits to the Form 10-K or (2) provide the information directly in Accenture SCA’s annual report on Form 10-K.

Each of the Company and Accenture SCA is aware of its obligations under the Securities Exchange Act of 1934, as amended.

Each of the Company and Accenture SCA acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Richard Buchband at (312) 693-4544 or the undersigned at (408) 817-2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, ACCENTURE PLC ACCENTURE SCA

By:	/s/ Douglas G. Scrivner
Name: Douglas G. Scrivner Title: General Counsel, Accenture plc

cc:	Pamela J. Craig, Accenture
Anthony G. Coughlan, Accenture
Richard Buchband, Esq., Accenture
A.J. Kess, Esq., Simpson Thacher & Bartlett LLP
Farrell Malone, KPMG LLP